NO ACT

DC

PE 12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021422

RECD S.E.C.
JAN 0 9 2008
1086

January 9, 2008

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/9/2008

Re: The Coca-Cola Company
Incoming letter dated December 14, 2007

Dear Mr. Dye:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposals submitted to Coca-Cola by Alice Perry and Northstar Asset Management, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Alice Perry
247 Saint Ronan St.
New Haven, CT 06511

Julie N.W. Goodridge
President & CEO
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

HOGAN & HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(7)
Rule 14a-8(i)(3)

December 14, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Shareholder Proposals Submitted by Alice de V. Perry and Northstar Asset Management

Ladies and Gentlemen:

We are writing on behalf of The Coca-Cola Company (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2008 annual meeting of shareowners two shareholder proposals (each a "Proposal" and together, the "Proposals") received from Alice Perry and Northstar Asset Management ("Northstar") (each a "Proponent" and together, the "Proponents"). Ms. Perry's Proposal was received by the Company on November 7, 2007 and Northstar's Proposal was received by the Company on November 9, 2007. The Proposals are identical. We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposals from its 2008 proxy materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3) under the Exchange Act.

A copy of each Proposal and the accompanying supporting statements, together with related correspondence received from Ms. Perry and Northstar, are attached as <u>Exhibits 1</u> and <u>2</u>, respectively.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibits. Copies of this letter also are being provided simultaneously to the Proponents.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 3, 2008.

The Proposal

The Proposals request that the Company's shareowners approve the following resolution:

"BE IT RESOLVED: Shareholders request that the Board adopt a policy of annually publishing a report on chemical and biological testing data for Coca-Cola's beverage products. The report shall contain the following information:

- The cumulative results of independent laboratory tests of its product quality against the applicable national laws and against the global quality standards that Coca-Cola has established;

- In cases where individual tests exceed contaminants permitted under national regulations or Coca-Cola's internal quality standards, an explanation shall be provided that includes the corrective action taken;

The report shall be prepared at reasonable expense and may omit proprietary information or disclosures prohibited by national law. The company shall make consumers aware of the availability of these reports and how to access this information."

Rule 14a-8(i)(7): Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release").

The Commission's 1998 release established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See *Release No. 34-20091* (August 16, 1983). Accordingly, the Commission has consistently permitted the exclusion of shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *ACE Limited* (March 19, 2007) (allowing exclusion of a shareholder proposal requesting a report relating to the company's strategy and actions related to climate change); *Pfizer Inc.* (January 13, 2006) (allowing exclusion of a shareholder proposal requesting a report on the risks of liability arising from the distribution of certain of the company's products); and *Bear Stearns Companies Inc.* (February 14, 2007)(allowing exclusion of proposal requesting a "Sarbanes-Oxley Right-to-Know" report).

As discussed below, the staff has previously concluded that a shareholder proposal relates to "ordinary business operations," and thus is properly excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7), where the proposal (i) relates to compliance with federal and state laws governing the subject matter of the proposal, or (ii) involves an assessment of the internal risks and liabilities the company faces as a result of its operations.

Compliance with Federal and State Laws Involves Ordinary Business Operations

The Proposals request that the Company publish an annual report containing, among other things, the cumulative results of independent laboratory tests of its product quality against "applicable national laws" and, where the tests exceed contaminants permitted under "national regulations," an explanation of the corrective action taken by the Company. Consistent with staff precedent, the Company believes that the Proposals may be excluded under Rule 14a-8(i)(7) because compliance with "applicable national laws" and "national regulations," or the federal and state laws governing the subject matter of the Proposals (i.e., the Company's legal compliance program), is a fundamental component of the day-to-day operations of the Company.

The staff has consistently permitted companies to exclude shareholder proposals that relate to compliance with state and federal laws and regulations. See, e.g., *Ford Motor Company* (March 19, 2007) (allowing exclusion of a proposal requesting the appointment of an independent legal advisory commission to investigate "Security Law" violations associated with company's Value Enhancement Program); *Bear Stearns Companies Inc.* (February 14, 2007) (allowing exclusion of a proposal requesting a report assessing the costs and benefits of the company's compliance with the Sarbanes-Oxley Act and the impact of the Act on the company's operations); *Hormel Foods Corporation* (November 19, 2002) (allowing exclusion of a proposal requesting a report on the standards for the use of antibiotics by meat suppliers because such activities are regulated by federal, state and local regulations in the food safety area); and

Willamette Industries, Inc. (March 20, 2001) (allowing exclusion of a proposal that requested a report on the company's environmental compliance program). In *Bear Stearns*, the staff's response specifically noted that the proposal required an assessment of the company's "legal compliance program," which is an element of ordinary business operations.

The Company's beverage products, and the chemical and biological testing that must be performed on those products, are subject to extensive multi-national, federal, state and local laws and regulations, including, without limitation, those of the U.S. Food & Drug Administration ("FDA") and the Environmental Protection Agency ("EPA"). The supporting statement accompanying the Proposals specifically acknowledges that the Company's bottled water in the United States is regulated by the FDA, and notes that the EPA requires extensive testing of tap water sources. In addition, the Company has established its own internal quality management system, which is benchmarked against internationally recognized requirements for quality and environmental standards by the Société Générale de Surveillance-International Certification Services and Lloyd's Register Quality Assurance. A copy of the relevant portion of the Company's 2006 Corporate Responsibility Review is attached to this letter as Exhibit 3. For more detailed information on the Company's product quality review process, including The Coca-Cola Quality System – Evolution 3 (the third iteration)(TCCQS), see the following website: http://www.thecoca-colacompany.com/citizenship/quality.html.

While the Proposals do not specifically mention the word "compliance," at their core, the Proposals seek to compel the Company to retain an independent laboratory to test the Company's beverage products for compliance with the laws governing their composition and quality and to issue a report on the extent to which any product fails to satisfy legal requirements. The Company's design, manufacture and testing of its beverage products to comply with the myriad of multi-national, federal, state and local laws applicable to the Company fall squarely fall within the Company's day-to-day ordinary business operations. Moreover, given the numerous multi-national, federal, state and local laws that apply to the Company's beverage products, the Proposals request information relating to matters that can not, as a practical matter, be subject to direct shareholder oversight.

Further, the Proposals would require the report to include an explanation regarding the "corrective action" taken where individual product tests show that a product contains contaminants exceeding levels permitted under national regulations or the Company's internal quality standards. On these highly regulated and complex matters, it is doubtful the average Company shareowner will be in a position to evaluate whether corrective action was appropriate, or whether any corrective action taken was sufficient. Because the Proposals seek to 'micro-manage' the Company by probing too deeply into matters of a complex nature upon which the Company's shareowners, as a group, would not be in a position to make an informed judgment, the Proposals may be excluded under Rule 14a-8(i)(7).

Assessment of Internal Risks Involves Ordinary Business Operations

The Proposals also may be excluded under Rule 14a-8(i)(7) because they seek an internal assessment of the risks or liabilities that the Company faces as a result of its operations. In *Staff Legal Bulletin No. 14C* (June 28, 2005), the staff provided clarification regarding the application of Rule 14a-8(i)(7), stating that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations...we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." On the other hand, in *SLB No. 14C*, the staff stated "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

The staff has excluded similar shareholder proposals that have requested reports on ordinary business operations even when the proposals could be viewed as touching upon a "socially significant issue." See, e.g., *Family Dollar Stores, Inc.* (November 6, 2007) (allowing exclusion of a proposal that requested a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products); *Wal-Mart Stores, Inc.* (March 24, 2006)(allowing exclusion of a proposal seeking a report on the company's policies and procedures for minimizing customer exposure to toxic substances in products); and *Walgreen Co.* (available October 13, 2006)(allowing exclusion of a proposal requesting a report that would characterize the levels of dangerous chemicals in the company's products and describe options for new ways to improve the safety of the company's products).

The Proposals clearly do not request that the Company "minimize" or "eliminate" any of its operations that may impact the public's health or the environment. Similar to *Family Dollar Stores, Wal-Mart* and *Walgreen*, the underlying subject matter of the Proposals is the Company's chemical and biological testing of its various beverage products for compliance with applicable laws. The Proposals do not, therefore, fall within the public health and environment "significant policy" exception to exclusion under Rule 14a-8(i)(7).

On the contrary, the supporting statements focus on minimizing future liabilities (i.e., "millions of dollars in lost sales"), protecting brand reputation and avoiding risk to the Company's leadership position in the industry. In effect, therefore, the Proposals ask the Company to engage in, and report on, an assessment of the legal compliance risks related to its beverage products.

Rule 14a-8(i)(3): False or Misleading Statements

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such proposal or supporting statement "is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." In *Staff Legal Bulletin No. 14B* (September 15, 2004), the staff stated exclusion under Rule 14a-8(i)(3) may be appropriate where "the resolution in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

In *Berkshire Hathaway Inc.* (March 2, 2007), the staff permitted the company to exclude as vague and indefinite a proposal seeking to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States. There, the company successfully argued that shareholders would not be fully informed as to the potential scope of the proposal as the number of prohibited investments could be indefinite.

Likewise, the Company's shareowners would be unable to fully grasp the scope of the Proposals. The Proposals ask the Company to report on "the results of independent laboratory tests of its product quality against the <u>applicable national laws</u>" (emphasis added) and in cases where "individual tests exceed contaminants permitted under <u>national regulations</u> or Coca-Cola's internal quality standards, an explanation shall be provided that includes the corrective action taken" (emphasis added). As discussed above, the Company is a multi-national organization with operations in more than 200 countries. Accordingly, the terms "applicable national laws" and "national regulations" have a scope not readily apparent to the Company's shareowners.

In addition, the Proposals are vague and indefinite because, if adopted, the Company would not be able to determine with any reasonable certainty exactly what actions or measures the Proposals require. The Proposals seek a report on "chemical and biological testing data" but do not define the scope of the chemical and biological tests. As discussed above, the regulations and requirements relating to beverage product testing are extensive and a report on such matters could be exceptionally lengthy. Furthermore, the Proposals provide that the report "shall be prepared at reasonable expense and may omit proprietary information or disclosures prohibited by national law." If the Company were to limit any such report to "reasonable expense," it would likely have to curtail the levels of testing that may be undertaken, which may result in a report covering chemical or biological substances that are different from the chemical or biological substances the Proponents and the Company's shareowners may have anticipated.

These questions and concerns demonstrate that the Proposals are sufficiently vague and indefinite to warrant exclusion. The ambiguous references to "applicable national laws" and "national regulations" would preclude the Company's shareowners from making an informed decision regarding the Proposals. In addition, the Company would not be able to determine with any reasonable certainty what actions or measures the Proposals require. Thus, the Proposals may be excluded pursuant to Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposals from its proxy materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(3), and we request confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposals.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: Alice Perry
Northstar Asset Management
Carol C. Hayes
Mark E. Preisinger
Anita J. Kamenz

Enclosures

Exhibit 1

Copy of the Perry Proposal and Correspondence

SHAREOWNER SERVICES/US/NA/TCCC
11/08/2007 10:45 AM

To Mark E. Preisinger/US/NA/TCCC@TCCC, Jane A. Kamenz/US/NA/TCCC@TCCC
cc Karen Danielson/US/NA/TCCC@TCCC
bcc
Subject Fw: Sharing Resolution - Filing

History:	This message has been replied to and forwarded.

The attached shareowner proposal was retrieved this morning from the shareowner services e-mail box.

Jane, Ms. Perry is not a shareowner of record -- email states beneficial ownership.

Priscilla

Priscilla Singleton
Assistant Manager, Shareowner Services
The Coca-Cola Company
Office: 404 672-2606
FAX: 404 598-2606
prsingleton@na.ko.com
----- Forwarded by SHAREOWNER SERVICES/US/NA/TCCC on 11/08/2007 10:34 AM -----

"Allie Perry"
<allie.perry@gmail.com>
11/07/2007 08:59 PM

To SHAREOWNER SERVICES/US/NA/TCCC@TCCC
cc <mhays@stopcorporateabuse.org>, "'Cowan, Howard S.'" <HCOWAN@FIDUCIARY-TRUST.COM>
Subject Sharing Resolution - Filing

247 Saint Ronan St.
New Haven, CT 06511

November 7, 2007

Ms. Carol Crofoot Hayes
Associate General Counsel & Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

<u>VIA EMAIL</u>

Dear Ms. Hayes,

As a long-time shareholder of Coca-Cola, I am concerned about the repeated safety problems with our company's beverages and their effect on Coca-Cola's valued reputation.

Therefore as the beneficial owner of 328 shares of Coca-Cola common stock, I hereby submit the attached shareholder proposal for inclusion in the next proxy statement and consideration at the 2008 shareholder meeting in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. I have held these shares for more than one year and intend to hold the stock until at least the next annual meeting. Proof of ownership will be provided to you by a separate email from Howard Cowan of Fiduciary Trust, Boston.

The resolution asks the Board of Directors to adopt a policy of reporting on the chemical and biological testing done on our company's beverage products. In filing this proposal, we are acting as co-filers of the identical proposal filed by NorthStar Asset Management, Inc. Please copy all correspondence pertaining to this proposal to: Mark Hays, Corporate Accountability International, 46 Plympton St., Boston, MA 02118, who is assisting me with this proposal. If the Company is willing to meet the requests made in this proposal I would be pleased to withdraw it.

Respectfully,

Alice Perry

Coca-Cola resolution for April 2008 Final.doc

Disclosure of Beverage Product Safety Testing Information

WHEREAS:
Coca-Cola's continued reluctance to respond to shifting consumer expectations regarding disclosure of product information puts at risk its leadership position within the industry;

- In July 2007, in response to public demand, Pepsi raised the bar for disclosure by announcing it will add the words "Public Water Source" to its Aquafina brand labels, making clear that Aquafina uses municipal water as its source;

- In October 2007, California Governor Schwarzenegger signed a law requiring beverage companies in California to provide consumers with reports on chemical and biological contaminants in bottled water products;

In recent years, Coca-Cola and its shareholders have suffered millions of dollars in lost sales, and damage to our corporation's reputation as a result of questions about the safety of its beverage products, especially bottled water;

- In 2004, just weeks after launching Dasani bottled water in Great Britain, Coke recalled half a million bottles of Dasani containing illegal levels of bromate, which entered the water during the bottling process;

- In August 2006, seven states in India banned Coke products after the Centre for Science and the Environment found (for the second time in three years) widespread pesticide contamination in Coke's products exceeding allowable limits;

Coke defends itself by claiming uniform product quality standards around the world, yet refuses to release the data that would allow safety-conscious consumers to verify this claim;

Coca-Cola's bottled water in the United States is regulated by the Food and Drug Administration (FDA), which requires that bacteria be tested for weekly, but does not require that the results of the testing be publicly disclosed;

Americans' preferred beverage — tap water — is regulated by the Environmental Protection Agency (EPA), which requires large water systems to test for bacteria at least 100 times a month;

- The EPA requires public water system operators to publish and distribute annual reports listing the water source of the system, the treatment processes used, the cumulative range of all of the tests conducted during the year and explanations of any tests that exceeded allowable limits and any corrective action taken;

- A 2003 Gallup poll found that 94% of Americans agreed that receiving information on possible contaminants in their tap water was important.

BE IT RESOLVED:

Shareholders request that the Board adopt a policy of annually publishing a report on chemical and biological testing data for Coca-Cola's beverage products. The report shall contain the following information:

- The cumulative results of independent laboratory tests of its product quality against the applicable national laws and against the global quality standards that Coca-Cola has established;

- In cases where individual tests exceed contaminants permitted under national regulations or Coca-Cola's internal quality standards, an explanation shall be provided that includes the corrective action taken;

The report shall be prepared at reasonable expense and may omit proprietary information or disclosures prohibited by national law. The company shall make consumers aware of the availability of these reports and how to access this information.

November 13, 2007

* Via Email *
shareowneraffairs@na.ko.com

Ms. Carol Crofoot Hayes
Associate General Counsel and Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Dear Ms. Hayes,

This letter verifies that Fiduciary Trust acts as custodian for Alice de V. Perry, of 247 Saint Ronan Street, New Haven, CT 06511, and holds on her behalf 328 shares of The Coca-Cola Company common stock. Ms. Perry has continuously held these shares since November 6, 2005.

Sincerely,

Howard S. Cowan CFP ®
Senior Account Officer

hcowan@fiduciary-trust.com
617-574-3420

SHAREOWNER SERVICES/US/NA/TCCC
11/13/2007 03:01 PM

To Mark E. Preisinger/US/NA/TCCC@TCCC, Jane A. Kamenz/US/NA/TCCC@TCCC
cc Cathy Del Toro/US/NA/TCCC@TCCC, Karen Danielson/US/NA/TCCC@TCCC
bcc
Subject Fw: Letter on behalf of Alice Dev Perry

The email below from Howard Cowan of Fiduciary Trust, Boston with the attached Proof of ownership for Alice Perry was retrieved from the Shareowner Services email box today.

Priscilla

Priscilla Singleton
Assistant Manager, Shareowner Services
The Coca-Cola Company
Office: 404 672-2606
FAX: 404 598-2606
prsingleton@na.ko.com
----- Forwarded by SHAREOWNER SERVICES/US/NA/TCCC on 11/13/2007 02:55 PM -----

"Cowan, Howard S." <HCOWAN@FIDUCIARY-TRUST.COM>
11/13/2007 09:00 AM

To SHAREOWNER SERVICES/US/NA/TCCC@TCCC
cc "Allie Perry" <allie.perry@gmail.com>
Subject Letter on behalf of Alice Dev Perry

Please find attached a letter that Alice Dev. Perry has asked me to forward to you.

Sincerely,
Howie Cowan

Howard S. Cowan CFP ®
Senior Account Officer
Fiduciary Trust Company
175 Federal Street
Boston, MA 02110
(617) 574-3420 (phone)
(617) 422-6947 (fax)
www.hcowan@fiduciary-trust.com

Allie Perry proof of ownership - Coke resolution5.doc

Exhibit 2

Copy of the Northstar Proposal and Correspondence

November 9, 2007

Ms. Carol Crofoot Hayes
Associate General Counsel & Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

VIA EMAIL

Dear Ms. Hayes,

As a long-time shareholder of Coca-Cola, we are concerned about the repeated safety problems with our company's beverages and their effect on Coca-Cola's valued reputation.

Therefore as the beneficial owner of 2400 shares of Coca-Cola common stock, NorthStar Asset Management, Inc. hereby submits the attached shareholder proposal for inclusion in the next proxy statement and consideration at the 2008 shareholder meeting in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We have held these shares for more than one year and intend to hold the stock until at least the next annual meeting. Proof of ownership is attached.

The resolution asks the Board of Directors to adopt a policy of reporting on the chemical and biological testing done on our company's beverage products. In filing this proposal, we are acting as the primary filer. We expect others to join us as co-filers in this effort.
Please copy all correspondence pertaining to this proposal to: Mark Hays, Corporate Accountability International, 46 Plympton St., Boston, MA 02118, who is assisting us with this proposal. If the Company is willing to meet the requests made in this proposal we would be pleased to withdraw it.

Respectfully,
Julie N.W. Goodridge,
President & CEO

Margaret J. Covert
Shareholder Activism Coordinator
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
617-522-2635
www.northstarasset.com

Coca-Cola resolution for April 2008.Final.doc

Disclosure of Beverage Product Safety Testing Information

WHEREAS:

Coca-Cola's continued reluctance to respond to shifting consumer expectations regarding disclosure of product information puts at risk its leadership position within the industry;

- In July 2007, in response to public demand, Pepsi raised the bar for disclosure by announcing it will add the words "Public Water Source" to its Aquafina brand labels, making clear that Aquafina uses municipal water as its source;

- In October 2007, California Governor Schwarzenegger signed a law requiring beverage companies in California to provide consumers with reports on chemical and biological contaminants in bottled water products;

In recent years, Coca-Cola and its shareholders have suffered millions of dollars in lost sales, and damage to our corporation's reputation as a result of questions about the safety of its beverage products, especially bottled water;

- In 2004, just weeks after launching Dasani bottled water in Great Britain, Coke recalled half a million bottles of Dasani containing illegal levels of bromate, which entered the water during the bottling process;

- In August 2006, seven states in India banned Coke products after the Centre for Science and the Environment found (for the second time in three years) widespread pesticide contamination in Coke's products exceeding allowable limits;

Coke defends itself by claiming uniform product quality standards around the world, yet refuses to release the data that would allow safety-conscious consumers to verify this claim;

Coca-Cola's bottled water in the United States is regulated by the Food and Drug Administration (FDA), which requires that bacteria be tested for weekly, but does not require that the results of the testing be publicly disclosed;

Americans' preferred beverage — tap water — is regulated by the Environmental Protection Agency (EPA), which requires large water systems to test for bacteria at least 100 times a month;

- The EPA requires public water system operators to publish and distribute annual reports listing the water source of the system, the treatment processes used, the cumulative range of all of the tests conducted during the year and explanations of any tests that exceeded allowable limits and any corrective action taken;

- A 2003 Gallup poll found that 94% of Americans agreed that receiving information on possible contaminants in their tap water was important.

BE IT RESOLVED:

Shareholders request that the Board adopt a policy of annually publishing a report on chemical and biological testing data for Coca-Cola's beverage products. The report shall contain the following information:

- The cumulative results of independent laboratory tests of its product quality against the applicable national laws and against the global quality standards that Coca-Cola has established;

- In cases where individual tests exceed contaminants permitted under national regulations or Coca-Cola's internal quality standards, an explanation shall be provided that includes the corrective action taken;

The report shall be prepared at reasonable expense and may omit proprietary information or disclosures prohibited by national law. The company shall make consumers aware of the availability of these reports and how to access this information.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 19, 2007

By Certified Mail, Return Receipt Requested

Ms. Margaret J. Covert
Shareholder Activism Coordinator
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

Re: Proposal for Action at the 2008 Annual Meeting of Shareowners

Dear Ms. Covert:

Ms. Carol Crofoot Hayes, Associate General Counsel and Secretary of The Coca-Cola Company (the "Company"), provided me with a copy of your letter dated November 9, 2007 addressed to her. The letter was received on November 9, 2007 and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that NorthStar Asset Management, Inc. ("NorthStar") has continuously held, for at least one year prior to the date you submitted its proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list NorthStar as a registered holder of shares of Company Common Stock. Since NorthStar is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if the shares are held indirectly through its broker or bank).

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If NorthStar does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@na.ko.com; to reply by courier, please reply to my attention at NAT 2160A, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2160A, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz

A. Jane Kamenz
Attorney

cc: Carol C. Hayes
Mark Hays, Corporate Accountability International
Mark Preisinger

SHAREOWNER SERVICES/US/NA/TCCC
11/09/2007 03:11 PM

To Mark E. Preisinger/US/NA/TCCC@TCCC, Jane A. Kamenz/US/NA/TCCC@TCCC
cc Cathy Del Toro/US/NA/TCCC@TCCC, Karen Danielson/US/NA/TCCC@TCCC
bcc
Subject Fw: Shareholder Proposal for 2008 AGM

The attached shareowner proposal, submitted by NorthStar Asset Management, Inc., was retrieved this afternoon from the shareowner services e-mail box.

Jane, NorthStar is a beneficial owner.

Priscilla

Priscilla Singleton
Assistant Manager, Shareowner Services
The Coca-Cola Company
Office: 404 672-2606
FAX: 404 598-2606
prsingleton@na.ko.com

----- Forwarded by SHAREOWNER SERVICES/US/NA/TCCC on 11/09/2007 03:07 PM -----

"Margaret Covert" <mcovert@northstarasset.com>
11/09/2007 11:11 AM

To SHAREOWNER SERVICES/US/NA/TCCC@TCCC
cc
Subject Shareholder Proposal for 2008 AGM

November 9, 2007

Ms. Carol Crofoot Hayes
Associate General Counsel & Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

VIA EMAIL

Dear Ms. Hayes,

As a long-time shareholder of Coca-Cola, we are concerned about the repeated safety problems with our company's beverages and their effect on Coca-Cola's valued reputation.

Therefore as the beneficial owner of 2400 shares of Coca-Cola common stock, NorthStar Asset Management, Inc. hereby submits the attached shareholder proposal for inclusion in the next proxy statement and consideration at the 2008 shareholder meeting in accordance with Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We have held these shares for more than one year and intend to hold the stock until at least the next annual meeting. Proof of ownership is attached.

The resolution asks the Board of Directors to adopt a policy of reporting on

the chemical and biological testing done on our company's beverage products. In filing this proposal, we are acting as the primary filer. We expect others to join us as co-filers in this effort.
Please copy all correspondence pertaining to this proposal to: Mark Hays, Corporate Accountability International, 46 Plympton St., Boston, MA 02118, who is assisting us with this proposal. If the Company is willing to meet the requests made in this proposal we would be pleased to withdraw it.

Respectfully,
Julie N.W. Goodridge,
President & CEO

Margaret J. Covert
Shareholder Activism Coordinator
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
617-522-2635
www.northstarasset.com

Coca-Cola resolution for April 2008.Final.doc

Disclosure of Beverage Product Safety Testing Information

WHEREAS:
Coca-Cola's continued reluctance to respond to shifting consumer expectations regarding disclosure of product information puts at risk its leadership position within the industry;

- In July 2007, in response to public demand, Pepsi raised the bar for disclosure by announcing it will add the words "Public Water Source" to its Aquafina brand labels, making clear that Aquafina uses municipal water as its source;

- In October 2007, California Governor Schwarzenegger signed a law requiring beverage companies in California to provide consumers with reports on chemical and biological contaminants in bottled water products;

In recent years, Coca-Cola and its shareholders have suffered millions of dollars in lost sales, and damage to our corporation's reputation as a result of questions about the safety of its beverage products, especially bottled water;

- In 2004, just weeks after launching Dasani bottled water in Great Britain, Coke recalled half a million bottles of Dasani containing illegal levels of bromate, which entered the water during the bottling process;

- In August 2006, seven states in India banned Coke products after the Centre for Science and the Environment found (for the second time in three years) widespread pesticide contamination in Coke's products exceeding allowable limits;

Coke defends itself by claiming uniform product quality standards around the world, yet refuses to release the data that would allow safety-conscious consumers to verify this claim;

Coca-Cola's bottled water in the United States is regulated by the Food and Drug Administration (FDA), which requires that bacteria be tested for weekly, but does not require that the results of the testing be publicly disclosed;

Americans' preferred beverage — tap water — is regulated by the Environmental Protection Agency (EPA), which requires large water systems to test for bacteria at least 100 times a month;

- The EPA requires public water system operators to publish and distribute annual reports listing the water source of the system, the treatment processes used, the cumulative range of all of the tests conducted during the year and explanations of any tests that exceeded allowable limits and any corrective action taken;

- A 2003 Gallup poll found that 94% of Americans agreed that receiving information on possible contaminants in their tap water was important.

BE IT RESOLVED:

Shareholders request that the Board adopt a policy of annually publishing a report on chemical and biological testing data for Coca-Cola's beverage products. The report shall contain the following information:

- The cumulative results of independent laboratory tests of its product quality against the applicable national laws and against the global quality standards that Coca-Cola has established;

- In cases where individual tests exceed contaminants permitted under national regulations or Coca-Cola's internal quality standards, an explanation shall be provided that includes the corrective action taken;

The report shall be prepared at reasonable expense and may omit proprietary information or disclosures prohibited by national law. The company shall make consumers aware of the availability of these reports and how to access this information.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are

---

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

*Effective March 30, 2007, in the last sentence of paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

NorthStar Asset Management, Inc.

P.O. Box 301840, 43 St. John Street, Boston, Massachusetts 02130
Tel: 617-522-2635 Fax: 617-522-3165

FACSIMILE TRANSMISSION

TO: A. Jane Kamenz

PHONE:

FAX: 404-598-2187

FROM: Margaret J. Covert

DATE: 11/26/07

# of PAGES INCLUDING cover 2

MEMO:

Re: 2008 Shareholder proposal

Donna K. Colahan
Vice President
Financial Advisor
Rule 144 Specialist

Ferncroft Corporate Center
35 Village Road Suite 601
Middleton, MA 01949
toll free 800 730 3326
tel 978 739 9600
direct 978 739 9608
fax 978 739 9659

Morgan Stanley

October 31, 2007

Ms. Carol Crofoot Hayes
Corporate Secretary
Coca-Cola Co.
PO Box 1734
Atlanta, GA 30301

Dear MS. Hayes:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of October 31, 2007, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 2400 Coca Cola common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to October 31, 2006.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

6175223165

11/26/2007 10:34 AM

Please respond to
6175223165@ATLFAX3

To Jane A. Kamenz/US/NA/TCCC

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Exhibit 3

Copies of Relevant Portions of the Company's Product Quality Standards

The Coca-Cola Company

2006 Corporate Responsibility Review


The mark we make today shapes the future.

Product Quality


Limca
maaza
Coca-Cola

We have a single set of global quality standards and an uncompromising commitment to product safety and quality.

Product quality issues or allegations of product contamination, even when false or unfounded, could tarnish the image of affected brands and the Coca-Cola business.

Our quality management system, The Coca-Cola Quality System (TCCQS)—*Evolution 3*, coordinates and guides our activities to ensure quality in everything we do. Everyone who works for or with the Company is empowered and expected to maintain the highest standards of quality in products, processes and relationships.

The third evolution of TCCQS has been benchmarked against internationally recognized requirements for quality (ISO 9001:2000), environmental (ISO 14001:2004) and occupational health and safety (OHSAS 18001:1999) standards by the Société Générale de Surveillance-International Certification Services (SGS-ICS) and Lloyd's Register Quality Assurance (LRQA). SGS-ICS and LRQA found that TCCQS—Evolution 3 meets the requirements of all three standards.

The Coca-Cola Company has stringent global standards for all of the ingredients used in its beverages. Through TCCQS, 441 different tests are carried out routinely by bottling operations and external laboratories to ensure the safety and quality of our beverages.

Our processes undergo constant scrutiny to safeguard the water we use in our products and the packaging that carries them to our consumers. Additionally, we inform and educate our suppliers about our standards so that they meet the highest quality requirements, and audits are performed to ensure compliance.

In the event that a product quality issue is reported, the Coca-Cola system's Incident Management and Crisis Resolution (IMCR) program responds quickly and effectively. The IMCR program is integrated and aligned throughout the Coca-Cola system, with our bottling partners playing a key role.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2007

The proposals request that the board adopt a policy of annually publishing a report on chemical and biological testing data for Coca-Cola's beverage products that contains the results of independent laboratory tests of Coca-Cola's product quality as measured against applicable national laws and Coca-Cola's global quality standards and an explanation of corrective action taken when such tests exceed contaminants permitted under national regulations or Coca-Cola's internal quality standards.

There appears to be some basis for your view that Coca-Cola may exclude the proposals under rule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END